FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated May 22, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 5 February 2025 (official registry number 2584) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 14 and 21 May 2025 (both inclusive).

The cash amount of the shares purchased to 21 May 2025 as a result of the execution of the Buy-back Programme amounts to 1,508,468,961 Euros, which represents approximately 95.1% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication. With these purchases, the Bank has repurchased approximately 14.1% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
14/05/2025	SAN	Purchase	XMAD	884,740	6.8212
14/05/2025	SAN	Purchase	CEUX	160,529	6.8185
14/05/2025	SAN	Purchase	TQEX	68,182	6.8142
14/05/2025	SAN	Purchase	AQEU	86,549	6.8168
15/05/2025	SAN	Purchase	XMAD	854,071	6.8414
15/05/2025	SAN	Purchase	CEUX	187,530	6.8412
15/05/2025	SAN	Purchase	TQEX	84,847	6.8418
15/05/2025	SAN	Purchase	AQEU	73,552	6.8455
16/05/2025	SAN	Purchase	XMAD	860,447	6.8835
16/05/2025	SAN	Purchase	CEUX	174,333	6.8830
16/05/2025	SAN	Purchase	TQEX	63,781	6.8902
16/05/2025	SAN	Purchase	AQEU	101,439	6.8882
19/05/2025	SAN	Purchase	XMAD	961,758	6.9353
19/05/2025	SAN	Purchase	CEUX	115,629	6.9331
19/05/2025	SAN	Purchase	TQEX	51,044	6.9344
19/05/2025	SAN	Purchase	AQEU	71,569	6.9207
20/05/2025	SAN	Purchase	XMAD	1,267,995	7.0276
20/05/2025	SAN	Purchase	CEUX	121,003	7.0422
20/05/2025	SAN	Purchase	TQEX	43,419	7.0359
20/05/2025	SAN	Purchase	AQEU	67,583	7.0425
21/05/2025	SAN	Purchase	XMAD	1,250,850	7.0789
21/05/2025	SAN	Purchase	CEUX	129,351	7.0812
21/05/2025	SAN	Purchase	TQEX	49,616	7.0682
21/05/2025	SAN	Purchase	AQEU	70,183	7.0623
			TOTAL	7,800,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 22 May 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 14/05/2025 and 21/05/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-14-a-21-may-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	May 22, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance